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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FINANCIAL INSTITUTIONS, INC.

(Name of Issuer)

COMMON STOCK $.01 PAR VALUE

(Title of Class of Securities)

317585 40 4

(Cusip Number)

MARCH 17, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 317585 40 4			Page 2 of 8

1.	Name of Reporting Person: Estate of Donald G. Humphrey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Other

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 591,979

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 591,979

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 591,979

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person: 00

2

13G
CUSIP No. 317585 40 4			Page 3 of 8

1.	Name of Reporting Person: Gail C. Humphrey as Personal Representative of the Estate of Donald G. Humphrey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 591,979

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 591,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 591,979

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person: IN

3

13G
CUSIP No. 317585 40 4			Page 4 of 8

1.	Name of Reporting Person: David G. Humphrey as Personal Representative of the Estate of Donald G. Humphrey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 591,979

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 591,979

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 591,979

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person: IN

4

CUSIP NO. 317585 40 4	13G	Page 5 of 8 pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Financial Institutions, Inc.
(Name of Company)

ITEM 1(a)	NAME OF ISSUER:
Financial Institutions, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
220 Liberty Street, Warsaw, New York 14569

ITEM 2(a)	NAME OF PERSON FILING:

Estate of Donald G. Humphrey,
Gail C. Humphrey as Personal Representative of the Estate of Donald G. Humphrey and David G. Humphrey as Personal Representative of the Estate of Donald G. Humphrey.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
	Estate of Donald G. Humphrey	David G. Humphrey	Gail C. Humphrey
	215 Louella Lane	125 Eagle Chase Lane	215 Louella Lane
	Nokomis, FL 34275	Troutman, NC 28166	Nokomis, FL 34275

ITEM 2(c)	CITIZENSHIP

Gail C. Humphrey and David G. Humphrey are U.S. citizens.
The Estate is being administered through the State of Florida,
Sarasota County Circuit Court.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:
Common Stock $.01 par value

ITEM 2(e)	CUSIP NUMBER:
317585 40 4

ITEM (3)	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (b), OR 13d-2 (b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”)

(b)	[ ]	Bank as defined in Section 3 (a) (6) of the Act

(c)	[ ]	Insurance company as defined in Section 3 (a) (19) of the Exchange Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

CUSIP NO. 317585 40 4	13G	Page 6 of 8 pages

ITEM 4.	OWNERSHIP
(a) AMOUNT BENEFICIALLY OWNED:
591,979 Common Stock $.01 par value

(b) PERCENT OF CLASS
5.3%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE: The Estate of Donald G. Humphrey has sole power over 591,979 Common Stock $.01 par value
(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE: Gail C. Humphrey and David G. Humphrey as Personal Representatives of the Estate of Donald G. Humphrey share power over 591,979 Common Stock $.01 par value
(iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF: The Estate of Donald G. Humphrey has sole power over 591,979 Common Stock $.01 par value
(iv) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF: Gail C. Humphrey and David G. Humphrey as Personal Representatives of the Estate of Donald G. Humphrey share power over 591,979 Common Stock $.01 par value

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

ITEM 6.	OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
The subject shares are owned by the Estate of Donald G. Humphrey.
The Estate is administered by two Personal Representatives, Gail
C. Humphrey and David G. Humphrey, each of whom shares the
authority, as Personal Representatives of the Estate to vote and dispose of the shares held by the Estate. Also see Exhibit 99.1.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Exhibits

99.1	The Joint Filing Agreement which was filed as Exhibit 99.1 to a Schedule 13G filed with the Commission on July 22, 2002 is hereby incorporated by reference to this Schedule 13G Amendment No. 1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2004	Estate of Donald G. Humphrey
By: /s/ David G. Humphrey
David G. Humphrey
Co-Personal Representative

Estate of Donald G. Humphrey
Dated: February 20, 2004
By: /s/ Gail C. Humphrey
Gail C. Humphrey
Co-Personal Representative

/s/ Gail C. Humphrey
Dated: February 20, 2004	Gail C. Humphrey as Personal Representative
of the Estate of Donald G. Humphrey

/s/ David G Humphrey
Dated: February 23, 2004	David G. Humphrey as Personal
Representative
of the Estate of Donald G. Humphrey